December 29, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Icahn Enterprises L.P.’s Request for Withdrawal of Amendment No. 1 to Form S-4 Registration Statement, Filed on December 28, 2010

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Icahn Enterprises L.P. (the “Registrant”) hereby respectfully requests the withdrawal, effectively immediately, of the Registrant’s Amendment No. 1 to Form S-4, together with all exhibits thereto, filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 28, 2010 (the “Amendment”).

The Amendment was intended to amend the Registration Statement on Form S-4 (Registration No. 333-170977) (the “Original Registration Statement”). The Registrant’s financial printer transmitted the Amendment, which was accepted by the Commission, with the incorrect registration number.

The Registrant confirms that the incorrectly filed Amendment has not been declared effective and that no securities have been sold pursuant to it. Accordingly, the Registrant requests that the Commission withdraw the Amendment as soon as possible.

The Registrant intends to re-file an Amendment No. 1 to Form S-4 amending the Original Registration Statement with the Commission under the correct registration number later today.

Please contact Paula Corsaro of Proskauer Rose LLP, counsel to the Registrant, at (347) 524-8556 with any questions.

Respectfully,

Icahn Enterprises L.P.

By:	Icahn Enterprises G.P. Inc., its general partner

/s/ Dominick Ragone
Dominick Ragone Chief Financial Officer